SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§ 240.13D-1(A) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(A))
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
Capital Product Partners, L.P.

(Name of Issuer)
Common units, representing limited partner interests

(Title of Class of Securities)
Y11082107

(CUSIP Number)
Ioannis E. Lazaridis
Capital Maritime & Trading Corp.
3 Iassonos Street
Piraeus, 18537, Greece
Tel: +30 210 458-4950
with a copy to:
Jay Clayton, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel: (212) 558-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2011

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	Y11082107	Page	2	of	11

1	NAME OF REPORTING PERSON Capital Maritime & Trading Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		17,763,305 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

17,763,305 Common Units (1)

11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

17,763,305 Common Units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.6%(2)

14	TYPE OF REPORTING PERSON

CO
(1) Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (“Capital Maritime”) beneficially owned 8,805,522 subordinated units of the Issuer. In addition, Capital Maritime owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”). The General Partner has a 2% general partner interest in the Issuer and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts. Capital Maritime is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.
As described in the Issuer’s Amendments to Schedule 13D filed on April 30, 2008, February 26, 2009 and May 9, 2011, Capital Maritime increased these holdings such that it owned an aggregate of 18,262,651 Common Units as of September 29, 2011.
In connection with the acquisition of Crude Carriers Corp. (the “Merger”), pursuant to the Merger Agreement (as defined below), the Issuer issued an aggregate of 24,967,240 Common Units to the shareholders of Crude Carriers Corp. as merger consideration. After the consummation of the Merger, in order for the General Partner to maintain its 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of 499,346 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 499,346 general partner units (the Common Units contributed by the General Partner to the Issuer having subsequently been canceled).
(2) The percentages reported in this Schedule 13D are calculated using a denominator of 69,372,077, the sum of 44,904,183, or the number of Common Units reported outstanding prior to the consummation of the Merger on the Issuer’s Registration Statement on Form F-4 filed on June 9, 2011, as amended, plus 24,967,240 Common Units issued in connection with the Merger, minus 499,346 Common Units contributed by Capital Maritime to the Issuer in order for the General Partner to maintain its 2% general partner interest in the Issuer.

CUSIP No.	Y11082107	Page	3	of	11

1	NAME OF REPORTING PERSON Crude Carriers Investments Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,284,210 Common Units (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

3,284,210 Common Units (1)

11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

3,284,210 Common Units (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.7%(2)

14	TYPE OF REPORTING PERSON

CO
(1) Represents the number of Common Units Crude Carriers Investments Corp. (“CCIC”) received in exchange for 2,105,263 shares of Class B stock of Crude Carriers Corp. upon consummation of the Merger at the exchange ratio of 1.56.
The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the Common Units held by CCIC.
(2) The percentages reported in this Schedule 13D are calculated using a denominator of 69,372,077.

CUSIP No.	Y11082107	Page	4	of	11

1	NAME OF REPORTING PERSON Evangelos M. Marinakis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands

	7	SOLE VOTING POWER:

NUMBER OF		226,200 Common Units (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		21,047,515 Common Units (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		226,200 Common Units (1)

WITH	10	SHARED DISPOSITIVE POWER:

21,047,515 Common Units (2)

11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

21,273,715 Common Units (1) (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.7%(3)

14	TYPE OF REPORTING PERSON

IN
(1) Represents the number of Common Units Evangelos M. Marinakis received in exchange for 145,000 shares of common stock of Crude Carriers Corp. upon consummation of the Merger at the exchange ratio of 1.56.
(2) Represents the number of Common Units held by CCIC and Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own CCIC and Capital Maritime.
(3) The percentages reported in this Schedule 13D are calculated using a denominator of 69,372,077.

CUSIP No.	Y11082107	Page	5	of	11
               This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the disclosures in Items 2 through 7 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 4, 2008, as amended by the amendments to such Schedule 13D filed on May 9, 2011, February 26, 2009 and April 30, 2008, relating to the Common units, representing limited partner interests (the “Common Units”), of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.
               Capitalized terms not otherwise defined in this Amendment No. 4 have the meanings given to them in the Merger Agreement (as defined below).
               On September 30, 2011, the Issuer completed its previously announced acquisition of Crude Carriers Corp., a Republic of Marshall Islands corporation (“CRU”), pursuant to that certain Agreement and Plan of Merger dated as of May 5, 2011, by and among CRU and the Issuer, Capital GP L.L.C., a Marshall Islands limited liability company (the “General Partner”) and Poseidon Project Corp., a Republic of the Marshall Islands corporation and a wholly-owned subsidiary of the Issuer (“MergerCo”) (the “Merger Agreement”), under which MergerCo merged with and into CRU (the “Merger”), such that following the Merger, the Issuer became the sole stockholder of CRU.
Item 2. Identity and Background.
               Item 2 is hereby deleted and replaced in its entirety by the following:
               This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):
(i)	Capital Maritime & Trading Corp., a Republic of Marshall Islands corporation (“Capital Maritime”);

(ii)	Crude Carriers Investments Corp., a Republic of Marshall Islands corporation (“CCIC”); and

(iii)	Evangelos M. Marinakis, a Greek individual,
all of whom are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit D (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

CUSIP No.	Y11082107	Page	6	of	11
               Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.
               Certain information required by this Item 2 concerning the executive officers and directors of Capital Maritime and CCIC is set forth on Schedule A attached hereto, which is incorporated herein by reference.
               The address of the principal business office of each of Capital Maritime, CCIC and Evangelos M. Marinakis is 3 Iassonos Street, Piraeus, 18537, Greece.
               Each of Capital Maritime and CCIC is principally in the business of international crude oil and refined petroleum product transportation services.
               The present principal occupation of Evangelos M. Marinakis is Chairman of the Board of the Issuer.
               None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, directors or managing directors (as applicable) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               None of the Reporting Persons nor, to the best of their knowledge, the Reporting Persons’ executive officers, directors or managing directors (as applicable) has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.
Item 3. Source and Amount of Funds or Other Consideration.
               Item 3 is hereby amended and supplemented by adding the following:
               On September 30, 2011, pursuant to the Merger Agreement, MergerCo was merged with and into CRU, such that following the Merger, the Issuer became the sole

CUSIP No.	Y11082107	Page	7	of	11
stockholder of CRU, and each issued and outstanding share of each of CRU’s common stock, par value $0.0001 per share (“CRU Common Stock”), and Class B stock, par value $0.0001 per share (“CRU Class B Stock”), was converted into the right to receive 1.56 Common Units. Upon the consummation of the Merger, the Issuer issued (i) 3,284,210 Common Units to CCIC in exchange for 2,105,263 shares of CRU Class B Stock held by CCIC and (ii) 226,200 Common Units to Evangelos M. Marinakis in exchange for 145,000 shares of CRU Common Stock held by Evangelos M. Marinakis.
               After the consummation of the Merger, in order for the General Partner to maintain its 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of 499,346 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 499,346 General Partner Units. The Common Units contributed by the General Partner to the Issuer have subsequently been canceled.
               The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.
Item 4. Purpose of Transaction.
               Item 4 is hereby amended and supplemented by the following:
               CCIC and Evangelos M. Marinakis acquired the Common Units as part of the transaction described in Item 3 above.
               The Reporting Persons expect to engage in discussions with management, the board and other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, governance, management, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
               The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Common Units, other investment opportunities available to the Reporting Persons, concentration of positions in the investments of the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Units or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
               The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
               Item 5 is hereby deleted and replaced in its entirety by the following:
               (a) Capital Maritime beneficially owns 17,763,305 Common Units, representing 25.6% of the outstanding Common Units of the Issuer. In addition, Capital Maritime beneficially owns 1,415,757 General Partner Units through its ownership of the General Partner. Thus, as of October 5, 2011, Capital Maritime beneficially owns 27.6%

CUSIP No.	Y11082107	Page	8	of	11
of the outstanding units of the Issuer, including a 2% interest through its ownership of the General Partner.
               CCIC beneficially owns 3,284,210 Common Units, representing 4.7% of the outstanding Common Units of the Issuer.
               The Marinakis family, including Evangelos M. Marinakis, beneficially owns, in the aggregate, 21,273,715 Common Units through its beneficial ownership of CCIC and Capital Maritime, representing, in the aggregate, 30.7% of the outstanding Common Units of the Issuer. In addition, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own 1,415,757 General Partner Units through its beneficial ownership of Capital Maritime, which owns the General Partner. Thus, as of October 5, 2011, Evangelos M. Marinakis may be deemed to beneficially own 32.7% of the outstanding units of the Issuer, including a 2% general partner interest.
               (b)

	Shares	% of Shares		Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
Reporting Person	Owned	Owned	Power	Power	Power	Power
Capital Maritime (1)	17,763,305	25.6%	0	17,763,305	0	17,763,305
CCIC (2)	3,284,210	4.7%	0	3,284,210	0	3,284,210
Evangelos M. Marinakis (1)(2)	21,273,715	30.7%	226,200	21,047,515	226,200	21,047,515

(1)	Capital Maritime shares voting and dispositive power over the 17,763,305 Common Units it owns with the Marinakis family, including Evangelos M. Marinakis.

(2)	CCIC shares voting and dispositive power over the 3,284,210 Common Units it owns with the Marinakis family, including Evangelos M. Marinakis.
               (c) Except as described herein, the Reporting Persons have not engaged in any transactions in the Issuer’s Common Units effected during the past sixty days.
               (d) Except as described in Item 6 below, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by such Reporting Person.
               (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP No.	Y11082107	Page	9	of	11
               Item 6 is hereby amended and supplemented by adding the following after the last paragraph:
               In connection with the Merger, the Issuer amended the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010 and amended and restated the Omnibus Agreement among Capital Maritime & Trading Corp., Capital GP L.L.C., Capital Product Operating L.L.C. and Capital Product Partners L.P. dated April 3, 2007, as reported on the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on September 30, 2011 (No. 001-33373).
               Except for the agreements described above or in response to Items 3 and 4 of this Schedule 13D, which are hereby incorporated herein by reference, to the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between such Reporting Person, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.
               Item 7 is hereby amended and supplemented by adding the following:
D. Joint Filing Agreement, dated October 5, 2011, by and among Capital Maritime, CCIC and Evangelos M. Marinakis.
E. Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010 (filed as Exhibit I to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on February 24, 2010 (No. 001-33373) and incorporated by reference herein in its entirety).
F. Amendment, dated September 30, 2011, to the Second Amended and Restated Agreement of Limited Partnership of Capital Product Partners L.P. dated February 22, 2010 (filed as Exhibit I to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on September 30, 2011 (No. 001-33373) and incorporated by reference herein in its entirety).
G. First Amended and Restated Omnibus Agreement among Capital Maritime & Trading Corp., Capital GP L.L.C., Capital Product Operating L.L.C. and Capital Product Partners L.P. dated September 30, 2011 (filed as Exhibit II to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on September 30, 2011 (No. 001-33373) and incorporated by reference herein in its entirety).

CUSIP No.	Y11082107	Page	10	of	11
SIGNATURES
               After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2011

CAPITAL MARITIME & TRADING CORP.
/s/ Ioannis M. Lazaridis
Name:	Ioannis M. Lazaridis
Title:	Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.
/s/ Evangelos G. Bairactaris
Name:	Evangelos G. Bairactaris
Title:	Director

EVANGELOS M. MARINAKIS
/s/ Evangelos M. Marinakis

CUSIP No.	Y11082107	Page	11	of	11
SCHEDULE A
Directors and Executive Officers of Capital Maritime:

Principal Occupation or Employment
Name and Position	and Principal Business Address	Citizenship
Evangelos M. Marinakis Director, President and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Ioannis E. Lazaridis Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
John C. Palios Director	Gr. J. Timagenis Law Office 57 Notara Street (8th floor) Piraeus, 18535, Greece	Greece
John Xylas Director	Ariston Navigation Corp. 57 Akti Miaouli Piraeus, 18536, Greece	Greece
Directors and Executive Officers of CCIC:

Principal Occupation or Employment
Name and Position	and Principal Business Address	Citizenship
Evangelos G. Bairactaris	Law Offices G. E. Bairactaris & Partners 130, Kolokotroni Str., 185 36 - Piraeus, Greece	Greece

EXHIBIT D
EXECUTION COPY
JOINT FILING AGREEMENT
               In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common units of Capital Product Partners L.P., and that this Agreement be included as an Exhibit to such joint filing.
               Each of the undersigned acknowledges that each shall be responsible for the timely filing of any statement (including amendments) on Schedule 13D, and for the completeness and accuracy of the information concerning him, her, or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making such filings, except to the extent that he, she, or it knows or has reason to believe that such information is inaccurate.
               This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
[SIGNATURE PAGE FOLLOWS]

               IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 5, 2011.

CAPITAL MARITIME & TRADING CORP.
/s/ Ioannis M. Lazaridis
Name:	Ioannis M. Lazaridis
Title:	Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.
/s/ Evangelos G. Bairactaris
Name:	Evangelos G. Bairactaris
Title:	Director

EVANGELOS M. MARINAKIS
/s/ Evangelos M. Marinakis

[Signature Page to Joint Filing Agreement]